UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Benihana Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value Per Share

(Title of Class of Securities)

082047101

(CUSIP Number)

Christopher Shackelton/Adam Gray Metro Center 1 Station Place, 7th Floor South Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082047101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 082047101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 082047101 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 082047101 (Common Stock)

1.	Names of Reporting Persons. Blackwell Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 082047101 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 082047101 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 082047101 (Common Stock)

Explanatory Note: This Amendment No. 14 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2010, as amended and supplemented by:

•	Amendment No. 1 to the Initial 13D filed on April 15, 2010;

•	Amendment No. 2 to the Initial 13D filed on May 26, 2010;

•	Amendment No. 3 to the Initial 13D filed on July 1, 2010;

•	Amendment No. 4 to the Initial 13D filed on July 16, 2010;

•	Amendment No. 5 to the Initial 13D filed on July 23, 2010;

•	Amendment No. 6 to the Initial 13D filed on August 2, 2010;

•	Amendment No. 7 to the Initial 13D filed on August 4, 2010;

•	Amendment No. 8 to the Initial 13D filed on August 6, 2010;

•	Amendment No. 9 to the Initial 13D filed on August 17, 2010;

•	Amendment No. 10 to the Initial 13D filed on June 20, 2011;

•	Amendment No. 11 to the Initial 13D filed on June 28, 2011;

•	Amendment No. 12 to the Initial 13D filed on September 27, 2011; and

•	Amendment No. 13 to the Initial 13D filed on December 2, 2011.

amends and supplements the items set forth herein. As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

This statement relates to shares of Common Stock, $0.10 par value per share (the “Common Stock”) of Benihana Inc. (the “Issuer”). The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL 33166.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On August 21, 2012, the Issuer’s stockholders approved an Agreement and Plan of Merger, dated as of May 22, 2012 (the “Merger Agreement”), by and among the Issuer, Safflower Holdings Corp., a Delaware corporation (“Parent”), and Safflower Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the transactions contemplated by the Merger Agreement.

CUSIP No. 082047101 (Common Stock)

Pursuant to the Merger Agreement, on August 21, 2012, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the Merger, other than those shares held by stockholders, if any, who properly exercise their appraisal rights under Delaware law and any shares held in the Issuer’s treasury or owned by Parent, Merger Sub or any other subsidiary of Parent, was automatically converted into the right to receive $16.30 in cash without interest and net of any taxes required to be withheld therefrom (the “Merger Consideration”). As a result of the Merger, the Common Stock beneficially owned by the Filers were cancelled and converted into the right to receive the Merger Consideration.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) are amended and restated in their entirety as follows:

The Filers are not the direct or indirect beneficial owners of and have no sole or shared direct or indirect power to vote and dispose of any Common Stock.

Item 5 (c) is amended in its entirety as follows:

The Filers disposed the Common Stock beneficially owned by them on August 21, 2012 as described in Item 4. As a result, the Filers no longer beneficially own any Common Stock. Other than the transactions described in Item 4, the Filers have not effected any transactions in the Common Stock in the past 60 days.

The information in Item 4 is incorporated herein by reference.

Item 5 (e) is amended and restated in its entirety as follows:

As the result of the Merger, as of August 21, 2012, the Filers ceased to be the beneficial owners of more than 5% of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2012

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

		By:	Coliseum Capital Management, LLC,
Attorney-in-fact

By:	/s/ Christopher Shackelton	By:	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton
	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray